Board of Trustees

The Acadia Mutual Funds

Page # of 2

February 12, 2010

Board of Trustees

The Acadia Mutual Fund

One Penn Plaza

36th Floor

New York, New York 10119

Re:

Expense Reimbursements

Dear Board Members:

This letter will confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, Acquired Fund fees and expenses1, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Acadia Principal Conservation Fund (the “Fund”) calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, Acadia Mutual Funds Management, LLC (the “Adviser”) will waive fees or reimburse the Fund’s expenses in the amount of such excess:

Fund	Expense Limit

Acadia Principal Conservation Fund	1.45%

The Adviser shall be entitled to obtain reimbursement from the Fund of any fees previously waived and/or expenses previously reimbursed by the Adviser with respect to the Fund pursuant to this arrangement, if such reimbursement by the Fund does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years.  Reimbursement to the Adviser from the Fund of any fees waived or expenses reimbursed shall apply first to Adviser waivers or expense payments made during the earliest available fiscal year for the Fund, and thereafter apply in order to Adviser waivers or expense payments made during each consecutive fiscal year thereafter.

1

The Fund may, from time to time, invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (ETFs). Such underlying investments collectively are referred to herein as “Acquired Funds.”

The Adviser’s undertaking to waive fees and reimburse expenses as stated above may not be terminated prior to February 28, 2011. Thereafter, however, the Adviser’s  undertaking is voluntary and therefore may be terminated or modified by the Adviser with respect to the Fund, upon giving fifteen (15) days prior notice to the Fund and its administrator; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus.

The expense limitation is an annual, not monthly, expense limitation.  The expense limitation shall be based on the fiscal year of the Fund.  Consequently, if the amount of expenses accrued during a month is less than the expense limitation, the following shall apply: (i) the Adviser shall be reimbursed by the Fund in an amount equal to such difference, but not in an amount in excess of the total fee waivers and/or expense reimbursement payments previously made during the year; and (ii) to the extent reimbursements to the Adviser not made pursuant to (i), the Fund shall establish a credit to be used currently or in the future, subject to the terms outlined in this letter, to reimburse the Adviser, and to reduce future fee waivers and/or expense reimbursement payments by the Adviser.

The Adviser authorizes the Fund and its administrator to reduce the Adviser’s monthly advisory fee to the extent necessary to effectuate the limitations stated above.  In the event accrued expenses exceed the limitations stated above after the reduction in the Adviser’s advisory fee, the Adviser authorizes the Fund and its administrator to invoice the Adviser monthly for the difference.  The Adviser will pay to the Fund any such amounts promptly after receipt of an invoice.

ACADIA MUTUAL FUND MANAGEMENT, LLC

By:

s/ Mark Smedley

Mark Smedley

Secretary

ACKNOWLEDGED:

THE ACADIA MUTUAL FUNDS

By:

_/s/ Eric D. Jacobs

Eric D. Jacobs

President